SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM 6-K

REPORT OF FOREIGN ISSUER


PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934


			Date:		April 3, 2002


NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

	Form 20-F		X			Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3- 2(b) under the Securities Exchange Act of 1934.

		Yes					No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.




						NATIONAL GRID GROUP plc


						  s/David C. Forward
						By_________________________
 Name: David C. Forward
  Title: Assistant Secretary













Date:   April 3, 2002








ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for March 2002

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom


Recent Announcements to The London Stock Exchange

DATE		DETAILS
-----	-------

26.3.02 Directors' Interests- R P Sergel's `Thrift Plan'
28.3.02	acquires shares.

26.3.02	National Grid pre-close trading update for the year
ending 31 March 2002.

19.3.02 NGG's Exec. Directors' share interests (further operation of ESOP).

18.3.02	NGG's Exec. Directors' share interests (further
operation of Quest).

11.3.02	NGG's Exec. Directors' share interests (further
operation of ESOP).


ANNEX 2 - Copy Announcements as sent


FORM 6-K


SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


Report of Foreign Issuer


Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange for March 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

_____________________________________________________________








National Grid Group plc (National Grid)
11 March 2002
--------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant
to Section 324(2) of the Companies Act 1985)
--------------------------------------------------------------

National Grid has received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 1,881 NGG Ordinary shares on Friday 8 March 2002, by virtue of the Trustee having transferred the shares to a participant.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D. C. Forward, Assistant Secretary (011) 44 207 312
5860)


National Grid Group plc (National Grid)
18 March 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to Section
324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 24,012 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D. C. Forward, Assistant Secretary (011) 44 207 312
5860).


National Grid Group plc (National Grid)
19 March 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests, Pursuant to Section
324(2) of the Companies Act 1985)
---------------------------------------------------------

National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 1,176 NGG Ordinary shares on 18 March 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D. C. Forward, Assistant Secretary (011 44 207 312
5860)


National Grid Group plc (National Grid)
26 March 2002

Notification of Directors' Interests
--------------------------------------------------------------

The Trustee of the National Grid USA Incentive Thrift Plan notified National Grid yesterday that Mr R P Sergel's interests in NGG shares were increased by the following purchases:

89.97 Ordinary Share ADRs on 23 January 2002 at $32.41 per
ADR;
and 4.09 Ordinary Share ADRs on 25 January 2002 at $31.95 per
ADR;
and 87.98 Ordinary Share ADRs on 27 February 2002 at $33.15 per ADR.


National Grid pre-close trading update for the year ending 31
March 2002

Financial results for the year at top end of expectations

National Grid Group plc (National Grid) is today starting its usual analyst briefings ahead of the close period prior to the announcement on 30 May 2002 of results for the year ending 31
March 2002. The following information will be provided:

Key points

-	Group results expected to be at top end of analyst
forecasts.
	-	UK transmission operating profits significantly
ahead of expectations.
	-	US business maintains strong performance.
	-	Acquisition of Niagara Mohawk completed on 31
January for 59 per cent shares, 41 per cent cash -
all elections for shares and cash met in full.
	-	Investment in Energis expected to be substantially
written down.

Electricity

The UK transmission business has continued to trade strongly with record peak demand leading to over-recovery of price-controlled revenues expected to be about 15 million pounds sterling. As a result of continued success in controlling balancing costs, the Balancing Services Incentive Scheme is expected to produce substantially increased profits in the second half.

The US electricity business has maintained strong performance. Continued improvements in the distribution and transmission operations in New England are expected to more than offset the continued decrease in stranded cost recovery. Full year operating profit from New England is, therefore, expected to be ahead of last year. The additional contribution to operating profit from our New York operation is expected to be around 85 million pounds sterling.

In Argentina, operating profit for the year ended 31 December 2001 from our joint venture, Transener, is in line with expectations. However, the devaluation of the peso has adversely affected Transener's balance sheet since the majority of its borrowings are in US dollars. As a result of this, we will account for our share of the joint venture's non-cash exceptional foreign exchange losses. Based on the closing peso:US dollar exchange rate of 2.65 peso:1 USD on 22 March, this would be approximately 85 million pounds sterling. Telecoms

National Grid expects to write down substantially all the 350 million pounds sterling carrying value of its 32.5 per cent stake in Energis. National Grid is also evaluating with its partners the options for Energis Polska.

In Latin America, National Grid's share of Intelig's operating losses for the year is expected to be less than 40 million pounds sterling, compared with 118 million pounds sterling last year. Indicative offers from potential investors in Intelig are being evaluated.

Other items

As anticipated, net debt and preference share capital of subsidiaries is expected to be approximately 8.5 billion pounds sterling at 31 March 2002, some 4.8 billion pounds sterling higher than at the half year, primarily as a result of the Niagara Mohawk acquisition.

Net interest expense is expected to be some 25 per cent higher than last year, primarily due to increased debt associated with the acquisition of Niagara Mohawk and further borrowings within our joint ventures and associates.

Exceptional restructuring costs in the UK and US are expected to amount to around 110 million pounds sterling.

Tax charge

Due to the release of 73 million pounds sterling of prior year tax provisions, the effective tax rate for the year on the profit before tax, excluding exceptional items, is now expected to be approximately 20 per cent.

Shares in issue

As part of the consideration paid to Niagara Mohawk shareholders, National Grid issued approximately 279 million new shares on 31 January 2002. This increased the number of outstanding shares to some 1,777 million and the weighted average number of shares for the year ending 31 March 2002 for purposes of calculating earnings per share to around 1,527 million.



Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as the ability to obtain expected synergies from the acquisition of Niagara Mohawk, movements in the share price of Energis plc, delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors please see National Grid's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on 20F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.


Contacts
National Grid Group
Stephen Box, Group Finance Director
Michael Jesanis, Chief Operating Officer, NG USA

Investors
Marcy Reed	(011)44 207 312 5779  (011)44 776 849 0807(m)
Terry McCormick(011)44 207 312 5785  (011)44 776 804 5139(m)
Louise Clamp	(011)44 207 312 5783  (011)44 776 855 5641(m)
Karen Shih	(508)389 3176 (US)

Media
Clive Hawkins  (011)44 207 312 5757  (011)44 783 635 7173(m)

Citigate Dewe Rogerson: (011)44 207 638 9571
Anthony Carlisle	    (011)44 797 361 1888(m)



National Grid Group plc (National Grid)
28 March 2002

Notification of Directors' Interests
--------------------------------------------------------------

The Trustee of the National Grid USA Incentive Thrift Plan notified National Grid yesterday that Mr R P Sergel's interests in NGG shares were increased by the following purchase:

89.77 Ordinary Share ADRs on 26 March 2002 at $32.48 per ADR.


National Grid Group plc				David C. Forward
								Assistant Secretary








April 3, 2002


US Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Re:	National Grid Group plc (`National Grid') Form 6-k for
March 2002
	-------------------------------------------------------

Please find enclosed a Form 6-K Report in respect of announcements issued to the London Stock Exchange for the above month, which are being furnished to you under the Securities Exchange Act of 1934.

One copy of the Form 6-K Report is also being furnished to the New York Stock Exchange with a copy of this letter.

A list of all announcements for the period, is contained at Annex 1 to this Form. Copies of the announcements themselves are included at Annex 2.

	Very truly yours,

	s/David C. Forward

David C. Forward
Assistant Secretary